Exhibit 99.1

Medigus to Invest in a Deep Energy Tech Company

New investment targets improving and optimizing the global water, oil, and gas transportation infrastructure through cutting-edge technology that reduces pump energy requirements

Tel Aviv, Israel – April 13, 2022 (GLOBE NEWSWIRE) Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that it has signed an agreement to invest in ABI Energy Ltd. (ABI), a deep-tech company developing cutting-edge devices that optimize fluid transportation to improve the global water, oil, and gas pipeline transportation infrastructure. Following this recent investment, Medigus will hold approx. 19.17%.

ABI, which will soon be rebranded as Laminera, technology-driven solutions are designed to improve and optimize existing pipeline transportation infrastructure by reducing energy and maintenance costs while enhancing flow capacity.

ABI’s energy efficiency technology is unique in its ability to suppress turbulence by continuously generating low-frequency pressure waves, which achieves minimal hydrodynamic resistance for the fluid transport process. As a result, friction losses within the pipeline are reduced. The goal of ABI’s products is to reduce pump energy consumption by up to 25% in the water, oil, and gas industries.

Medigus is the lead investor in an up to $1.4 million investment round in ABI Energy. Medigus invested $300,000 in ABI Energy and will issue $400,000 worth of its American Depositary Shares to ABI.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd., and Eventer Technologies Ltd. in the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com